                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Somatix Therapy Corporation
        ----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   834447104
                         -----------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

-------------------                               -----------------
CUSIP No. 834447104          13G                  Page 2 of 5 Pages
-------------------                               -----------------
--------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Aeneas Venture Corporation
--------------------------------------------------------------------------
                                                           (a)        [_]
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (b)        [_]
--------------------------------------------------------------------------
 3.    SEC USE ONLY
--------------------------------------------------------------------------
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------
                    5.   SOLE VOTING POWER
     NUMBER OF                 2,217,069 shares
      SHARES        ------------------------------------------------------
   BENEFICIALLY     6.   SHARED VOTING POWER
     OWNED BY                  ----
       EACH         ------------------------------------------------------
     REPORTING      7.   SOLE DISPOSITIVE POWER
      PERSON                   2,217,069 shares
       WITH         ------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER
                               ----
--------------------------------------------------------------------------
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                  2,217,069 shares
--------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  9.5%
--------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON*
                  CO
--------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G
                                 ------------
                                Amendment No. 2


Item 1(a)  Name of Issuer:
             Somatix Therapy Corporation

     1(b)  Address of Issuer's Principal Executive Offices:
             1301 Marina Village Parkway
             Suite 310
             Alameda, CA  94501
Item 2(a)  Name of Person Filing:
             Aeneas Venture Corporation

     2(b)  Address of Principal Business Office or, if none,
             Residence:
                c/o Harvard Management Company, Inc.
                600 Atlantic Avenue
                Boston, MA  02210

     2(c)  Citizenship:
               Delaware

     2(d)  Title of Class of Securities:
               Common Stock

     2(e)  CUSIP Number:
               834447104

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

               The entity filing is a wholly-owned subsidiary of the endowment fund of Harvard University.

Item 4(a)  Amount beneficially owned:

               2,217,069 shares, which include 25,000 shares that Aeneas Venture Corporation has an option to purchase, 210,000 shares that Aeneas Venture Corporation has a warrant to purchase, and 388,343 shares issuable upon conversion of the 62,135 shares of convertible preferred stock owned by Aeneas Venture Corporation.

     4(b)  Percent of Class:
               9.5%


                               Page 3 of 5 Pages

     4(c)  Number of shares as to which such person has:

           (i)   sole power to vote or to direct the vote:
                    2,217,069 shares

           (ii)  shared power to vote or to direct the vote:
                 -----

           (iii) sole power to dispose or to direct the disposition of:
                    2,217,069 shares

           (iv)  shared power to dispose or to direct the disposition of:
                 -----

Item 5     Ownership of Five Percent or less of a Class:
                    Not Applicable.

Item 6     Ownership of more than Five Percent on behalf of another person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    Not Applicable.

Item 8     Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9     Notice of Dissolution of Group:
                    Not Applicable.

Item 10    Certification:

           By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                               Page 4 of 5 Pages

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       AENEAS VENTURE CORPORATION


                                       By:  /s/  Verne O. Sedlacek
                                          --------------------------------------
                                         Name:  Verne O. Sedlacek
                                         Title: Authorized Signatory

February 13, 1996


                               Page 5 of 5 Pages